NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)			March 30, 2017

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE MKT: KIQ) reports that it has released its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2016.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Year ended December 31,
	2016	2015

Revenues	$8,077,143	$18,910,122
Gross profit	$1,978,241	$5,100,129
Gross profit margin	24.5%	26.9%
Income tax expense (recovery)	$(989,186)	$1,104,088
Net income (Loss)	$(2,465,592)	$(2,510,826)
EBITDA (Loss)	$(3,055,743)	$385,642
Net loss per share (basic and diluted)	$0.05	$0.05

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2016 the Company had cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 compared to cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,103,498 and inventory of $5,981,919 at December 31, 2015.

The working capital position of the Company at December 31, 2016 was $8,511,809 compared to the working capital position of the Company at December 31 2015 of $10,099,390.

Net assets of the Company were $11,771,944 at December 31, 2016 compared to net assets of $13,606,719 at December 31, 2015. At December 31, 2016 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

Kelso continues to manage its business development in a severally depressed rail tank car market. Hazardous commodity businesses have remained in a cut back position for the past two years and this has led to lower than anticipated demand for rail tank cars. There are many reasons for this trend which include regulatory uncertainty, low commodity prices and slow capital commitment to new technologies. This trend is expected to continue in the early months of 2017 with improved activity later in the year.

Continuing to affect our rail tank car division is the impact of new regulations for hazardous material tank cars. The new rules establish a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil, ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials. Compliance with the new DOT-117 regulations must be achieved in early 2018 for crude oil and in 2023 for ethanol, a situation that is expected to improve the financial performance of the Company.

In addition to our established rail tank car equipment portfolio, management has turned to new product markets that can minimize our risk exposure to poor market conditions for rail tank cars. Kelso has moved to diversify its business activities by focusing on the creation of innovative engineered equipment solutions for a wider range of applications in transportation markets. New product development initiatives can be challenging, expensive and the timing of revenue streams cannot be guaranteed. Management understands that tension runs high in uncertain times but believes the payoff will come when cash flows emerge from new markets providing Kelso with a more diverse financial future.

Our capabilities and reputation in rail tank car technologies has allowed Kelso to pursue a wide variety of new product initiatives that are designed to provide unique economic benefits and safe operational advantages to customers. New products and markets initiated in 2016 include military technologies, fueling technologies, rail-yard technologies, emergency response kits (ERK) for first responders and extreme terrain vehicle (ETV) technologies for commercial and military applications.

Our future success will be subject to the many risks and challenges imposed by the current economic slump that remains beyond our control. Our financial health and ability to conduct business in the near term remains healthy and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. Kelso will continue to focus on revenue streams from new and existing markets to achieve more reliable financial performance in the future.

About Kelso Technologies

Kelso is an engineering development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions.

Forward-looking statements in this news release include that our business, largely due to our concentration in rail equipment, continues to be influenced by the negative economy which remains beyond the control of the Company and this trend is expected to continue in the first part of 2017 with improved activity expected later in 2017 due to new mandatory regulations in 2018; that the impact of mandatory new regulations for HAZMAT tank cars should improve the longer-term performance of the rail tank car division of the Company; that Kelso will continue to focus on the service of our rail customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves; that we will begin to introduce new innovative products such as our ERK and ETV to new marketplaces; engineering design activities can to generate new product development initiatives in both industrial and military markets; and this diversification into new markets is a primary long-term objective of the Company in order to grow more reliable revenue streams beyond railway equipment markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com